UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 25, 2022

KINS TECHNOLOGY GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39642	85-2104918
(State or other jurisdiction of incorporation )	(Commission File Number)	(I.R.S. Employer Identification No.)

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, California 94306

(Address of Principal Executive Offices, including zip code)

(650) 575-4456

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	KINZU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	KINZ	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	KINZW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Agreement

On September 25, 2022, KINS Technology Group Inc., a Delaware corporation (“KINS”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among KINS, Inpixon, a Nevada corporation (“Inpixon”), CXApp Holding Corp., a Delaware corporation and wholly-owned subsidiary of Inpixon (“CXApp” and, together with Inpixon, collectively, the “Companies”), and KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS (“Merger Sub”), pursuant to which KINS will combine with CXApp, Inpixon’s enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) (the “Enterprise Apps Business”). Also on September 25, 2022, and in connection with the execution of the Merger Agreement, KINS, Inpixon, CXApp and KINS Capital LLC (the “Sponsor”) entered into that certain sponsor support agreement (the “Sponsor Support Agreement”).

Immediately prior to the Merger (as defined below) and pursuant to a Separation and Distribution Agreement, dated as of September 25, 2022, among KINS, Inpixon, CXApp and Design Reactor, Inc., a California corporation (“Design Reactor”) (the “Separation Agreement”), and other ancillary conveyance documents, Inpixon will, among other things and on the terms and subject to the conditions of the Separation Agreement, transfer the Enterprise Apps Business, including certain related subsidiaries of Inpixon, including Design Reactor, to CXApp (the “Reorganization”) and, in connection therewith, will distribute (the “Distribution”) to Inpixon stockholders and other security holders 100% of the common stock of CXApp, par value $0.00001 (the “CXApp Common Stock”), as further described below.

Immediately following the Distribution, in accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into CXApp (the “Merger”), with CXApp continuing as the surviving company in the Merger and as a wholly-owned subsidiary of KINS.

Transaction Documents

Agreement and Plan of Merger

The Merger Agreement, along with the Separation Agreement and the other transaction documents to be entered into in connection therewith, provides for, among other things, the consummation of the following transactions (collectively, the “Business Combination”): (i) Inpixon will transfer the Enterprise Apps Business (the “Separation”) to its wholly-owned subsidiary, CXApp, and contribute $10 million in capital thereto (the “Cash Contribution”), (ii) following the Separation, Inpixon will distribute 100% of the shares of CXApp Common Stock to Inpixon stockholders and other security holders by way of the distribution and (iii) following the completion of the foregoing transactions and subject to the satisfaction or waiver of certain other conditions set forth in the Merger Agreement, the parties shall consummate the Merger. The Separation, Distribution and Merger are intended to qualify as “tax-free” transactions.

Upon consummation of the Business Combination, KINS will have two classes of common stock: Class A common stock, par value $0.0001 per share (the “KINS Class A Common Stock”), and Class C common stock, par value $0.0001 per share (the “KINS Class C Common Stock” and together with the KINS Class A Common Stock, the “KINS Common Stock”). The KINS Class A Common Stock and the KINS Class C Common Stock will be identical in all respects, except that the KINS Class C Common Stock will be subject to transfer restrictions and will automatically convert into KINS Class A Common Stock on the earlier to occur of (i) the 180th day following the closing of the Merger and (ii) the day that the last reported sale price of the KINS Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period following the closing of the Merger. The KINS Class A Common Stock will be listed on the Nasdaq Capital Market (“Nasdaq”) and are expected to be trading under a new ticker symbol. The outstanding warrants of KINS will be listed on Nasdaq and are expected to be trading under a new ticker symbol.

Consideration Paid

At the time the Business Combination is effected (the “Closing”), the outstanding shares of CXApp Common Stock after the Distribution and immediately prior to the effective time of the Merger will be converted into an aggregate of 6.9 million shares of KINS Common Stock which shall be issued to Inpixon shareholders, subject to adjustment. Each holder’s aggregate merger consideration will consist of 10% KINS Class A Common Stock and 90% KINS Class C Common Stock (such percentages, in each case, subject to adjustment to comply with the listing requirements set forth under Nasdaq Listing Rule 5505(b)(2) with respect to KINS).

Representations and Warranties & Covenants

Pursuant to the Merger Agreement, KINS, CXApp and Inpixon each made representations and warranties customary for transactions of this type regarding themselves and their respective businesses. The representations and warranties made pursuant to the Merger Agreement will not survive the Closing. In addition, the parties to the Merger Agreement agreed to be bound by certain covenants that are customary for transactions of this type. The covenants made under the Merger Agreement generally will not survive the Closing, with the exception of certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing, which will survive in accordance with the terms of the Merger Agreement.

Conditions to Closing

The consummation of the Business Combination is subject to conditions customary for transactions involving special purpose acquisition companies, including, among others: (i) there is not in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority of competent jurisdiction, statute, rule or regulation enjoining or prohibiting the consummation of the Merger, (ii) KINS shall have at least $5,000,001 of net tangible assets as of the Closing, (iii) the KINS Class A Common Stock issuable pursuant to the Business Combination shall have been approved for listing on Nasdaq, (iv) CXApp and KINS shall each have performed and complied in all material respects with the covenants required by the Merger Agreement to be performed by it as of or prior to Closing, (v) customary bring down conditions related to the accuracy of the CXApp’s and KINS’s respective representations and warranties in the Merger Agreement, (vi) the consummation of the Distribution, the Reorganization and other transactions contemplated by the Separation and Distribution Agreement, (vii) KINS’s registration statement to be filed with the Securities and Exchange Commission (“SEC”) shall have become effective (and no stop order suspending effectiveness have been issued and no proceedings for that purpose has been initiated or threatened by the SEC), (viii) each of KINS’s and CXApp’s stockholder approvals shall have been obtained and (ix) the sum of (A) the aggregate amount of cash available in KINS’s trust account following KINS’s stockholders’ meeting, after deducting the amount required to satisfy the Acquiror Share Redemption Amount (as defined in the Merger Agreement) (but prior to payment of any transaction expenses), (B) the aggregate gross purchase price of any other purchase of shares of KINS Common Stock (or securities convertible or exchangeable for KINS Common Stock) actually received by KINS prior to or substantially concurrently with the closing of the Merger, and (C) the aggregate gross purchase price of any other purchase of shares of CXApp Common Stock (or securities convertible or exchangeable for CXApp Common Stock) actually received by CXApp prior to or substantially concurrently with the closing of the Merger, shall be equal to or greater than $9.5 million. KINS’s obligation to consummate the Business Combination is also conditioned on there having been no event that has had, or would reasonably be expected to have, individually or in the aggregate, a “Material Adverse Effect” on CXApp.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (i) by the mutual written consent of KINS and CXApp, (ii) by KINS or CXApp, if the Closing shall not have occurred on or before March 16, 2023, (iii) by KINS or CXApp, if there has been any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority that would make the Merger illegal or otherwise prevent or prohibit the Merger, (iv) by KINS or CXApp, if KINS has not obtained the requisite approval from its stockholders, (v) by KINS or CXApp if the other party breaches certain representations, warranties, or covenants, as specified in the Merger Agreement, and that breach is unable to be cured, or is not cured, within 30 days, or by CXApp if there has been an uncured breach by Sponsor of certain of its obligations under the Sponsor Support Agreement or (vi) by KINS if CXApp has not obtained the requisite approval from its stockholders within one hour of the effective date of the KINS registration statement, provided that CXApp or KINS pay a termination fee of $2.0 million to the other party if the Merger Agreement is terminated pursuant to (v) or (vi) above.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K (this “Current Report”) as Exhibit 2.1, and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Separation and Distribution Agreement

On September 25, 2022, in connection with the execution of the Merger Agreement, KINS entered into the Separation Agreement with CXApp, Inpixon and Design Reactor, pursuant to which, among other things, (i) Inpixon will undertake a series of internal reorganization and restructuring transactions to effect the transfer of its (direct or indirect) ownership of the Enterprise Apps Business to CXApp in the Separation and (ii) immediately prior to the Merger and after the Separation, Inpixon will distribute 100% of the outstanding shares of CXApp Common Stock to Inpixon’s stockholders and certain other security holders in the Distribution.

The Separation Agreement also sets forth other agreements among Inpixon and CXApp related to the Separation, including provisions concerning the termination and settlement of intercompany accounts and the obtaining of third-party consents. The Separation Agreement also sets forth agreements that will govern certain aspects of the relationship between Inpixon and CXApp after the Distribution, including provisions with respect to release of claims, indemnification, access to financial and other information and access to and provision of records.

Consummation of the Distribution is subject to a number of conditions, including, among others, (i) the completion of the Reorganization and other related transactions, (ii) the execution of the ancillary agreements by the parties and (iii) the satisfaction or waiver of all conditions under the Merger Agreement (other than those conditions that are to be satisfied contemporaneously with the Distribution and/or the Merger, provided that such conditions are capable of being satisfied at such time).

A copy of the Separation Agreement is filed with this Current Report as Exhibit 2.2, and is incorporated herein by reference, and the foregoing description of the Separation Agreement is qualified in its entirety by reference thereto.

Sponsor Support Agreement

On September 25, 2022, in connection with the execution of the Merger Agreement, KINS, Inpixon, CXApp and the Sponsor entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed to vote any KINS securities held by it to approve the Business Combination and the other KINS stockholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of its KINS securities in connection with the consummation of the Business Combination. Pursuant to the Sponsor Support Agreement, the Sponsor and KINS also agreed to amend the letter agreement, dated as of December 14, 2020 between the Sponsor and KINS (the “Insider Letter”) to amend the Founder Shares Lock-Up Period (as defined in the Insider Letter) to provide for lock-up of its shares of KINS Class B common stock, par value $0.0001 per share (“KINS Class B Common Stock”) (or KINS Class A Common Shares issuable upon conversion thereof) until the earlier of (A) the 180th day after the closing of the Merger and (B) (x) the date on which KINS completes a liquidation, merger, stock exchange, reorganization or other similar transaction following the closing of the Merger or (y) the day that the last reported sale price of the KINS Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing of the Merger; provided, that 10% of such shares (subject to adjustment) shall not be subject to foregoing lock-up. Additionally, Sponsor has agreed to exchange 6,150,000 shares of KINS Class B Common Stock, equal to such that the number of shares of KINS Common Stock issued as aggregate merger consideration exceeds (by one share): (i) the aggregate number of shares of KINS Class A Common Stock held by Sponsor at Closing (after taking into the exchange), plus (ii) the aggregate number of shares of KINS Class B Common Stock held by certain funds and accounts managed by BlackRock, Inc. (including all Potential Forfeiture Shares (as defined in the Sponsor Support Agreement)), plus (iii) the aggregate number of shares of KINS Class A Common Stock that have not properly elected to redeem their shares of KINS Class A Common Stock pursuant to KINS’s governing documents, plus (iii) any shares of KINS Common Stock issued as incentives for non-redemption transactions and financing transactions, in each case, free and clear of all liens; provided, that, in no instance shall the number of shares issued to Sponsor in the exchange be less than 5,150,000 shares of KINS Class A Common Stock.

A copy of the Sponsor Support Agreement is filed with this Current Report as Exhibit 2.3, and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Certain Other Transaction Documents

Certain additional agreements will be entered into in connection with the transactions contemplated by the Merger Agreement, the Separation Agreement and the other agreements described above, including, among others:

•	a Tax Matters Agreement by and among Inpixon, CXApp and KINS, which governs, among other things, Inpixon’s, CXApp’s and KINS’s respective rights, responsibilities and obligations with respect to taxes, tax attributes and the preparation and filing of tax returns and responsibility for and preservation of the expected tax-free status of the transactions contemplated by the Separation Agreement and the Merger Agreement; and certain other tax matters;

•	an Employee Matters Agreement by and among KINS, Inpixon, CXApp and Merger Sub, which will provide for employee-related matters in connection with the transaction, including allocation of benefit plan assets and liabilities between Inpixon and CXApp, treatment of incentive equity awards in the Distribution and the Business Combination and related covenants and commitments of the parties;

•	a Contribution Agreement by and among Inpixon, CXApp and Design Reactor, pursuant to which Inpixon will effect the transfer of its ownership of certain subsidiaries of Inpixon related to the Enterprise Apps Business, including Design Reactor, to CXApp in exchange for a specified number of shares of common stock in CXApp; and

•	a Transition Services Agreement by and between Inpixon and CXApp, pursuant to which each party will, on a transitional basis, provide the other party with certain support services and other assistance after the Closing.

The Merger Agreement, the Separation Agreement and the Sponsor Support Agreement have each been filed as exhibits to this Current Report, and the above descriptions have been included, to provide investors and security holders with information regarding the terms of such agreements. They are not intended to provide any other factual information about KINS, the Sponsor, Merger Sub, Inpixon, CXApp, any of their respective subsidiaries or affiliates, or the Enterprise Apps Business. The Merger Agreement contains representations and warranties that Inpixon and/or CXApp, on the one hand, and KINS and/or Merger Sub, on the other hand, have made to each other as of specific dates and/or times. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the parties to the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. For the foregoing reasons, such representations and warranties should not be relied upon as statements of factual information. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in KINS’s public disclosures.

Item 8.01	Other Events.

On September 26, 2022, KINS issued a press release (the “Press Release”) announcing the entry into the Merger Agreement. The Press Release is attached to this Current Report as Exhibit 99.1 and incorporated by reference herein.

Important Information and Where to Find It

In connection with the Business Combination and the Distribution, CXApp will file with the SEC a registration statement on Form S-1 (the “Form S-1”) registering shares of CXApp Common Stock and KINS will file with the SEC a registration statement on Form S-4 (the “Form S-4”) registering shares of KINS Common Stock, warrants and certain equity awards. The Form S-4 to be filed by KINS will include a proxy statement/prospectus in connection with the KINS stockholder vote required in connection with the Business Combination. This communication does not contain all the information that should be considered concerning the Business Combination. The Form S-1 to be filed by CXApp will include the Form S-4 filed by KINS, which will serve as an information statement/prospectus in connection with the spin-off of CXApp. This communication is not a substitute for the registration statements that CXApp and KINS will file with the SEC or any other documents that KINS or CXApp may file with the SEC, or that KINS, Inpixon or CXApp may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. KINS’s stockholders and Inpixon’s stockholders and other interested persons are advised to read, when available, the preliminary and definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about KINS, CXApp and the Business Combination. The proxy statement/prospectus contained in KINS’s registration statement will be mailed to KINS’s stockholders as of a record date to be established for voting on the Business Combination.

The registration statements, proxy statement/prospectus and other documents (when they are available) will also be available free of charge, at the SEC’s website at www.sec.gov, or by directing a request to: KINS Technology Group Inc., Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306.

Participants in the Solicitation

KINS, Inpixon and CXApp, and each of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from KINS’s stockholders in connection with the Business Combination. Stockholders are urged to carefully read the proxy statement/prospectus regarding the Business Combination when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of KINS’s stockholders in connection with the Business Combination will be set forth in the registration statement when it is filed with the SEC. Information about KINS’s executive officers and directors and CXApp’s management and directors also will be set forth in the registration statement relating to the Business Combination when it becomes available.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements

This communication contains forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this communication, including statements regarding the expected timing and structure of the Business Combination, the ability of the parties to complete the Business Combination, the expected benefits of the Business Combination, the tax consequences of the Business Combination, the amount of gross proceeds expected to be available to CXApp after the Closing and giving effect to any redemptions by KINS stockholders, CXApp’s future results of operations and financial position, business strategy and its expectations regarding the application of, and the rate and degree of market acceptance of, the CXApp technology platform and other technologies, CXApp’s expectations regarding the addressable markets for our technologies, including the growth rate of the markets in which it operates, and the potential for and timing of receipt of payments under CXApp’s agreements with customers are forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Inpixon, CXApp and KINS, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Inpixon’s or KINS’s securities; the risk that KINS stockholder approval of the Business Combination is not obtained; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of funds available in KINS’s trust account following any redemptions by KINS’s stockholders; the failure to receive certain governmental and regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; changes in general economic conditions, including as a result of the COVID-19 pandemic or the conflict between Russia and Ukraine; the outcome of litigation related to or arising out of the Business Combination, or any adverse developments therein or delays or costs resulting therefrom; the effect of the announcement or pendency of the transactions on Inpixon’s, CXApp’s or KINS’s business relationships, operating results, and businesses generally; the ability to continue to meet Nasdaq’s listing standards following the consummation of the Business Combination; costs related to the Business Combination; that the price of KINS’s or Inpixon’s securities may be volatile due to a variety of factors, including Inpixon’s, KINS’s or CXApp’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; and the ability of CXApp to implement its strategic initiatives.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of KINS’s registration statement on Form S-1 (File No. 333-249177), Inpixon’s most recent annual report on Form 10-K, the Form S-4, the Form S-1, the proxy statement/prospectus and certain other documents filed or that may be filed by KINS, Inpixon or CXApp from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Inpixon, CXApp and KINS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

None of Inpixon, CXApp, or KINS gives any assurance that Inpixon, CXApp or KINS will achieve their expectations.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of September 25, 2022, by and among KINS Technology Group Inc., Inpixon, CXApp Holding Corp. and KINS Merger Sub Inc.
2.2*	Separation and Distribution Agreement, dated as of September 25, 2022, by and among KINS Technology Group Inc., Inpixon, CXApp Holding Corp. and Design Reactor, Inc.
2.3	Sponsor Support Agreement, dated as of September 25, 2022, by and among KINS Capital LLC, KINS Technology Group Inc., Inpixon and CXApp Holding Corp.
99.1	Press Release of KINS Technology Group Inc., dated as of September 26, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. KINS Technology Group Inc. agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINS Technology Group Inc.

Date: September 26, 2022	By:	/s/ Khurram Sheikh
	Name:	Khurram Sheikh
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer